# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fresenius Medical Care AG, CIK 0001333141
CUSIP: 358029106
Title of class of securities: Ordinary Shares without par value
Address of issuer's principal executive offices: Else-Kroner-Strasse 1, Bad Homburg v.d.H., Germany (2M), 61352
Date of event which requires filing of this statement: 03/06/2025
Filed by CIK 0000904868
Persons authorized to receive notices and communications: Jan Winzen, Esq., Fresenius SE & Co. KGaA, Else-Kroner-Strasse 1, Bad Homburg v.d.H., Germany (2M), 61352, 49-6172-608-2327; Jeffrey C. Cohen, Linklaters LLP, 1290 Avenue of the Americas, New York, New York (NY), 10104, 212 903 9014

## Reporting persons
- Fresenius SE & Co. KGaA (CIK 0000904868): type of reporting person: partnership (PN); citizenship or place of organization: Germany (2M); sole voting power 83,780,382; shared voting power 0; sole dispositive power 83,780,382; shared dispositive power 0; aggregate amount beneficially owned 83,780,382 (28.6% of the class)
  Comment: According to Fresenius Medical Care AG's Annual Report on Form 20-F for the year ended December 31, 2024, American Depositary Shares ("ADSs") representing its ordinary shares without par value are listed on the New York Stock Exchange and registered under Section 12 of the Securities Exchange Act of 1934, and its ordinary shares are so listed and registered solely in connection with the listing and registration of such ADSs. The CUSIP number set forth on the cover of this Schedule 13D is the CUSIP number assigned to the ADSs.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares without par value
Name of issuer: Fresenius Medical Care AG
Address of issuer's principal executive offices: Else-Kroner-Strasse 1, Bad Homburg v.d.H., Germany (2M), 61352
Comment:
This Amendment No. 11 (this "Schedule 13D/A") to the Schedule 13D initially filed on October 15, 1996, as amended and restated by Amendment No. 1 filed on April 5, 2006, Amendment No. 2 filed on July 7, 2008, Amendment No. 3 filed on February 4, 2011, Amendment No. 4 filed on August 19, 2011, Amendment No. 5 filed on November 16, 2011, Amendment No. 6 filed on February 16, 2012, Amendment No. 7 filed on March 1, 2012, Amendment No. 8 filed on March 22, 2023, Amendment No. 9 filed on December 7, 2023 and Amendment No.
10 filed on March 6, 2025 (as so amended and restated, the "Schedule 13D") is filed by Fresenius SE & Co. KGaA, a partnership limited by shares organized under German law ("Fresenius KGaA"), with respect to the ordinary shares without par value (the "Shares") of Fresenius Medical Care AG, a German stock corporation (the "Company"). Capitalized terms not otherwise defined herein have the meanings set forth in the Schedule 13D. Except as provided herein, this Schedule 13D/A does not modify any of the information previously reported on the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: On the date of this Schedule 13D/A, following the Share Placement (as defined in Item 6), Fresenius KGaA is the beneficial owner of 83,780,382 Shares, constituting approximately 28.6% of the Company's outstanding voting shares (calculated with reference to 293,413,449 Shares outstanding on February 13, 2025, as reported by the Company on its annual report on Form 20-F for the year ended December 31, 2024). All such 83,780,382 Shares are issued and outstanding and owned directly by Fresenius KGaA. Management SE, the general partner of Fresenius KGaA, exercises investment and dispositive power over the Shares owned by Fresenius KGaA and may be deemed to be a beneficial owner of such Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The number of Shares as to which Fresenius KGaA has the sole power to vote or to direct the vote is 83,780,382. The number of Shares as to which Fresenius KGaA has the sole power to dispose or to direct the disposition of is 83,780,382.
Transactions in the class effected during the past sixty days: As of the date of this Schedule 13D/A, other than the transactions described in Item 6 (which is incorporated herein by reference), neither Fresenius KGaA nor, to the knowledge and belief of Fresenius KGaA, any of the members of the management board or the supervisory board of Management SE or of the supervisory board of Fresenius KGaA, has effected any transaction in the Shares of the Company during the sixty days preceding the date of this Schedule 13D/A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth under the caption "Share Placement" within Item 6 of the Schedule 13D is hereby amended and restated as follows:

Share Placement

On March 3, 2025, Fresenius KGaA, as the seller, entered into a share purchase agreement (the "Share Purchase Agreement") with BofA Securities Europe SA and Goldman Sachs Bank Europe SE, as joint global coordinators and joint bookrunners (the "Joint Global Coordinators"), BNP PARIBAS and Deutsche Bank Aktiengesellschaft, as joint bookrunners (together with the Joint Global Coordinators, the "Joint Bookrunners"), and Banco Santander S.A., as co-lead manager (together with the Joint Bookrunners, the "Managers") pursuant to which the Managers agreed, severally and not jointly, to use their respective reasonable endeavors to procure purchasers for Shares at a quantity and price to be determined pursuant to an accelerated book building process (the "Share Placement"). Pursuant to the pricing agreement dated March 4, 2025 (the "Share Pricing Agreement"), 10.6 million Shares were sold at a price of EUR 44.50 (approximately $46.73 at the pricing of the Share Placement) per Share. Such Shares were sold in an unregistered offering pursuant to exemptions from registration under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Share Placement closed on March 6, 2025.

Pursuant to the Share Purchase Agreement, Fresenius KGaA undertook that it would not, without the prior written consent of the Joint Global Coordinators on behalf of the Managers, sell, contract to sell, offer, pledge, assign, grant any option over or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities exchangeable for or convertible into, or substantially similar to, Shares, or enter into any other transaction with the same economic effect, for a period beginning on March 4, 2025 and ending 180 days thereafter, subject to certain exceptions, including for the Exchangeable Bond Offering, which is expected to close on March 11, 2025, subject to the conditions set forth in the Exchangeable Bond Subscription Agreement.

## Signatures
- Fresenius SE & Co. KGaA: /s/ Sara Hennicken, Sara Hennicken/Member of the Management Board and Chief Financial Officer (03/10/2025)
- Fresenius SE & Co. KGaA: /s/ Thomas Neidert, Thomas Neidert/Authorized Signatory and Senior Vice President Global Treasury & Corporate Finance (03/10/2025)